FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 August 2011

HSBC TO ACQUIRE NEW YORK LIFE'S
MINORITY INTEREST IN SUBSIDIARIES IN ARGENTINA

HSBC, through its wholly-owned subsidiaries HSBC Argentina Holdings S.A. and HSBC Participaciones (Argentina) S.A., has agreed to acquire New York Life Enterprises LLC's minority shareholdings in HSBC-New York Life Seguros de Vida (Argentina) S.A. (Vida), HSBC-New York Life Seguros de Retiro (Argentina) S.A. (Retiro) and MAXIMA S.A. AFJP (Maxima) for a total consideration of US$15m in cash.

The transaction, which is subject to regulatory approvals, is expected to be completed in the third quarter of 2011. Following completion, the HSBC Group will own 100% of the shares of Vida and Retiro and 99.99%* of the shares of Maxima.

Media enquiries to Paul Harris + 44 (20) 7992 2045 or at paul1.harris@hsbc.com

Notes to editors:

1. HSBC Argentina Holdings S.A.
Following completion of the transaction, HSBC Argentina Holdings S.A. will hold: 98% of Vida, 98% Retiro and * 97.98762% of Maxima.

2. HSBC Participaciones (Argentina) S.A.
Following completion of the transaction, HSBC Participaciones (Argentina) S.A. will hold 2% of each of Vida, Retiro and Maxima.

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 10 August, 2011